Exhibit 99.1

Sapiens Wins an XCelent Award for its Advanced Life & Pension Technology in EMEA

Celent’s accompanying report cited Sapiens’ heavy investment in Sapiens CoreSuite for Life & Pension, as well as the suite’s cloud-readiness, feature-richness and neat user interface

Holon, Israel – January 8, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it has won Celent’s XCelent award in the “advanced technology” category in the EMEA region with its Sapiens CoreSuite for Life & Pension offering (formerly known as “Sapiens ALIS”). This marks the ninth Celent XCelent award Sapiens has received, with six of those recognizing Sapiens in the EMEA region.

Sapiens CoreSuite is a cloud-ready solution designed to provide excellence in the administration of insurance business, facilitate digital transformation and fast time-to-value for digital strategies, and create greater efficiency via legacy consolidation.

Research and consulting firm Celent analyzed 37 policy administration systems for life & pension available in Europe, the Middle East and Africa, publishing its findings in its recent report: “EMEA Policy Administration Systems 2019: Life, Annuities, And Pension ABCD Vendor View.” Only insurance software vendors with at least three customers in production with the current version of the system, at least one sale to a new customer within the past two years and participation by at least three reference customers were included in Celent’s framework for evaluating vendors (the “Celent ABCD Vendor View”).

“Sapiens CoreSuite for Life & Pension is very different from the solution we profiled in 2017, then known as ALIS,” wrote Celent analysts Jamie Macgregor, Karen Monks and Nicolas Michellod in the Celent report. “Sapiens has invested heavily to improve the overall look and feel, features, and underlying architecture to bring the solution up the latest client expectations for what a ‘good PAS solution’ needs to be. Furthermore, Sapiens says that CoreSuite L&P is now a cloud-ready system with some components already cloud native and the remainder to be completed in 2020.”

Regarding features, the Celent analysts wrote, “The configuration engine includes a dashboard and offers a neat user interface. The product hub provides a great view of the metadata in relation to a product. Sapiens has also developed a framework called Smart Packs, which contains product configuration, SMART Book — a BPMN processes and user guide — and an automated test pack in Selenium…Overall, the product configuration component has been much simplified.”

“We are honored to once again receive an XCelent award,” said Roni Al-Dor, Sapiens president and CEO. “We have invested heavily to improve our technology for EMEA providers to ensure that we are equipping our customers in the region with the most modern L&P and digital solutions. We appreciate Celent continuing to provide such in-depth research, which enables Sapiens to better understand insurers’ top priorities and challenges in EMEA.”

To download the report, click here.

Sapiens CoreSuite for Life & Pension is our flagship solution designed to provide excellence in administration of insurance business, facilitate digital transformation and fast time-to-value for digital strategies, and create greater efficiency via legacy consolidation. This end-to-end, core policy administration solution supports the complete policy lifecycle across a wide variety of products in the life & pension industries.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com